

December 2, 2010

By Facsimile (212.403.2314) and U.S. Mail

David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

>   **Re: Lions Gate Entertainment Corp.**
>   **Preliminary Proxy Statement on Schedule 14A filed December 2, 2010**
>   **File No. 001-14880**

Dear Mr. Shapiro:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   Since the Company's solicitation is being contested, please ensure that the appropriate EDGAR tag of "DEFC14A" is applied when the Company files its definitive proxy statement. Please see the "Description of SEC Forms" found on our website at http://www.sec.gov/info/edgar/forms/edgform.pdf.

2.   We refer you to prior comment 3 in our letter dated November 30, 2010. As requested in that letter, please describe in your response letter the procedures the Company will follow to insure that only appropriate proxy cards will be counted. For example, any and all proxy cards bearing a date earlier than the date that the new definitive proxy statement and proxy card are first sent or given to shareholders should not be counted.

Nominees for Directors, page 8

3.   We note the disclosure indicating that if any of the nominees should become unavailable to serve as a director, and if the Board has designated a substitute nominee, the persons named as proxies will vote for the substitute nominee. Please confirm for us that if the Company identifies or nominates substitute nominees before the meeting, it will file an amended proxy statement that: (i) identifies the substitute nominees, (ii) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (iii) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement **_from the Company_** acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions